    Exhibit 30 (q)

Description of Pruco Life of New Jersey’s Issuance, Increases in or Addition of Insurance Benefits, Transfer and Redemption Procedures for Variable Universal Life Insurance Contracts
Pursuant to Rule 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey", “us”, “we”, “our”) in connection with the issuance of its Variable Universal Life Insurance Contract ("Contract"), the increase in or addition of benefits, the transfer of assets held thereunder, and the redemption by Contract Owners of their interests in said Contracts.

I.    Procedures Relating to Issuance and Purchase of the Contracts and to the Increase in or Addition of Benefits
A.    Premium Schedules and Underwriting Standards
This Contract offers flexibility in paying premiums - no premiums are required to be paid by a certain date except for the minimum initial premium required to start the Contract. The minimum initial premium for the Contract, and the charges from the Contract Fund to reflect the cost of insurance, will not be the same for all Contract Owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Contract Owner is charged a cost commensurate with the insured’s mortality risk as actuarially determined utilizing factors such as age, sex (in most cases), smoking status, health and occupation. Uniform premiums or charges for all insureds would discriminate unfairly in favor of those insureds representing greater risks. However, for a given face amount of insurance, Contracts issued on insureds in a given risk classification will have the same minimum initial premium and charges.
The underwriting standards and premium processing practices followed by Pruco Life of New Jersey are similar to those followed in connection with the offer and sale of fixed-benefit life insurance, modified where necessary to meet the requirements of the federal securities laws.
B.    Application and Initial Premium Processing
Upon receipt of a request for life insurance from a prospective Contract Owner, Pruco Life of New Jersey will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A Contract cannot be issued, (i.e., physically issued through Pruco Life of New Jersey’s computerized issue system) until this underwriting procedure has been completed.
Since a Contract cannot be issued until after the underwriting process has been completed, we use a Limited Insurance Agreement to provide temporary life insurance coverage to prospective Contract Owners who pay the minimum initial premium at the time the request for coverage is submitted. This coverage is for the total Death Benefit applied for, up to the maximum described by the Limited Insurance Agreement, and is subject to the other terms of the Limited Insurance Agreement.
The Contract Date is the date specified in the Contract. This date is used to determine the insurance age of the proposed insured. It represents the first day of the Contract Year and therefore determines the Contract Anniversary and Monthly Dates. It also represents the commencement of the suicide and contestable periods for purposes of the Basic Insurance Amount.
If the minimum initial premium is paid with the application and no medical examination is required, the Contract Date will ordinarily be the date of the application. If a delay is encountered (e.g., if a request for further information is not met promptly), generally, the Contract Date will be 21 days prior to the date on which the Contract is physically issued. If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.
If the premium paid with the application is less than the minimum initial premium, the Contract Date will be determined as described above. The balance of the minimum initial premium amount will be applied as of the later of the Contract Date and the date premiums were received.
If no premium is paid with the application, the Contract Date will be the Contract Date stated in the Contract, which will generally be the date the minimum initial premium is received from the Contract Owner and the Contract is delivered.
There is one principal variation from the foregoing procedure. If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.
In situations where the Contract Date precedes the date that the minimum initial premium is received, charges due prior to the initial premium receipt date will be deducted from the net initial premium.
In general, the invested portion of the minimum initial premium will be placed in the Contract Fund (i.e., as described under Premium Processing below) as of the later of (1) the Contract Date and (2) the date we receive the premium. In no case will the premium be applied with an effective date that precedes the date of this offering.

C. Premium Processing
Whenever a premium is received, we will subtract the front-end charges from the initial premium. The remainder of the initial premium and any other net premium received in Good Order at the Payment Office during the 10 day period following the receipt of the Contract will be allocated to the money market investment option as of the later of the Contract Date and the end of the valuation period in which it is received. After the 10th day, these funds, adjusted for any investment results, will be transferred out of the money market investment option and allocated among the investment options according to the current premium allocation. Premiums other than those received prior to the Contract Date and those described above will be allocated among the investment options according to the current premium allocation (less front-end charges) as of the date received. If the Contract Date or the date the premium is received is not a business day, premiums will be applied as of the next business day.
The Contract has a Right to Cancel Contract provision, which gives Contract Owners the right to cancel the Contract within ten days of its delivery. If the purchase of this Contract is a replacement under state law, this duration will be extended to a period required by such law.
When a claim is submitted under the Chronic Illness Option of the BenefitAccess Rider, the Contract Owner must authorize a transfer of all Contract value from the Variable Investment Options to the Fixed Rate Option or Indexed Account. Funds must remain in the Fixed Rate Option, the Fixed Holding Account, or the Indexed Account while the claim is reviewed and while Benefit Payments are being received. Premium payments, loan repayments, and maturing Indexed Account Segments must also be allocated to the Fixed Rate Option or the Indexed Account while a claim is reviewed and while Benefit Payments are being received. Fund transfers into the Variable Investment Options, dollar cost averaging, and automatic rebalancing will not be allowed while a claim is reviewed and while Benefit Payments are being received. (The Indexed Account (and Fixed Holding Account) is not available to Contracts applied for on or after February 14, 2022.)
Premium payments are not allowed for Contracts that are in force under the provisions of the Overloan Protection Rider.
D. Reinstatement
The Contract may be reinstated within five years after the date of default (this period will be longer if required by state law). The Contract will not be reinstated if it was surrendered for its Cash Surrender Value. A Contract will be reinstated upon our receipt of a written request for reinstatement, production of evidence of insurability satisfactory to Pruco Life of New Jersey and payment after front-end charges of at least (a) an amount required to bring the net cash value to zero on the date the Contract went into default, plus (b) the deductions from the Contract Fund during the grace period following the date of default, plus (c) a premium that we estimate will be sufficient to cover the deductions from the Contract Fund for three Monthly Dates starting on the date of reinstatement.
Pruco Life of New Jersey will treat the amount paid upon reinstatement as a premium. Pruco Life of New Jersey will deduct the front-end charges plus any amount required to bring the net cash value to zero on the date the Contract went into default plus any deductions from the Contract Fund that would have been made during the grace period. The Contract Fund of the reinstated Contract will, immediately upon reinstatement, be equal to the net premium payment plus the part of any surrender charge deducted at the time of default, which would be charged if the Contract were surrendered immediately after reinstatement.
The reinstatement will take effect on the date Pruco Life of New Jersey approves the request for reinstatement.
E. Repayment of Loan
A loan made under the Contract may be repaid with an amount equal to the monies borrowed plus interest. Interest charged on the loan accrues daily at a fixed annual rate, which depends on whether the loan is a “standard” loan or a “preferred” loan. We charge interest on the full loan amount, including all unpaid interest. Interest is due on each Contract Anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, we will increase the loan amount by any unpaid interest.
A loan is available at any time and is equal to the sum of (1) 99% of the portion of the cash value attributable to the Variable Investment Options and (2) the balance of the cash value provided the Contract is not in default. The effective annual rate that we charge on “standard” loans is 2%.
A “preferred” loan is available starting on the 10th Contract Anniversary. If the insured is living and the Contract is not in default, all new and existing loan amounts will automatically be considered “preferred” loans on and after the 10th Contract Anniversary. The effective annual rate we charge on “preferred” loans is 1.05%.
When a loan is made, an amount equal to the loan proceeds is transferred out of the Variable Investment Options, the Fixed Rate Option, the Fixed Holding Account, and the Indexed Account, as applicable. While a loan is outstanding, the amount that was transferred will continue to be treated as part of the Contract Fund and be credited with interest at an annual rate of 1%. On each Monthly Date, Pruco Life of New Jersey will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly Date. Pruco Life of New Jersey thus will realize the difference between that rate and the fixed loan interest rate(s), which will be used to cover the loan investment expenses, income taxes, if any, and processing costs. The net interest rate spread of a “standard” loan is 1%. The net interest rate spread of a “preferred” loan is 0.05%.
Upon repayment of Contract debt, we will increase the portion of the Contract Fund in the investment options by the amount of the loan the Contract Owner pays, plus interest credits accrued on the loan since the last transaction date. We will use the investment options designated by the Contract Owner or the investment allocation for future premium payments as of the loan payment date. We reserve the right to change the manner in which we allocate loan repayments.
Loan repayments are required when exercising either option of the BenefitAccess Rider. If there is an outstanding loan on the Contract, a portion of each Benefit Payment will be used to reduce the loan.

F.    Addition of Insurance Benefits
After issue, Pruco Life of New Jersey does not permit Contract Owners to add to the existing Basic Insurance Amount. Certain riders may be added in a way similar to our new business procedures outlined above and as indicated in the prospectus.

II.     Transfers
The Pruco Life of New Jersey Variable Appreciable Account (the "Account") has Variable Investment Options, each of which is invested in shares of a corresponding portfolio of the Funds. The Funds are registered under the 1940 Act as open-end diversified management investment companies. In addition, a Fixed Rate Option and Indexed Account are available. (The Indexed Account is not available to Contracts applied for on or after February 14, 2022.)
Provided the Contract is not in default, the Contract Owner may, up to 12 times in each Contract Year, transfer amounts among the Variable Investment Options or to the Fixed Rate Option or Indexed Account without charge. Once the limit has been reached, additional transfers may be made only with our consent. Currently, we allow additional transfers.
We may charge an administrative transaction fee of up to $25 for each transfer made exceeding 12 in any Contract year. Currently, no transaction fee is charged in connection with a transfer, but we reserve the right to make such a charge.
After 20 transfers in a calendar year, we will accept subsequent transfer requests only if they are in a form that meets our needs, bear an original signature in ink, and are sent to us by U.S. regular mail. The request must be in Good Order when received at our Service Office.
After 20 transfers in a calendar year, we will reject any subsequent transfer request made by telephone, fax, or electronic means, even in the event that it is inadvertently processed.
Multiple transfers that occur during the same day, but prior to the end of the Valuation Period for that same day, will be counted as a single transfer.
Currently, certain transfers effected systematically under either a dollar cost averaging, an automatic rebalancing, or a Designated Transfer program described in the prospectus do not count towards the limit of 12 transfers per Contract year or the limit of 20 transfers per calendar year. In the future, we may count such transfers towards the limit.
In addition, we may restrict the number, timing, and amount of transfers in accordance with our rules if we find the transfer activity to be disruptive to the Variable Investment Option or to the disadvantage of other Contract Owners. We may prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract Owner. However, due to the discretion involved in any decision to exercise our right to restrict transfers, it is possible that some Contract Owners may be able to effect transactions that could affect Fund performance to the disadvantage of other Contract Owners.
Transfers among Variable Investment Options will take effect at the end of the valuation period in which a proper transfer request is received in Good Order at a Service Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one Variable Investment Option to another, or may be in terms of a percentage reallocation among Variable Investment Options. In the latter case, as with premium reallocations, the percentages must be in whole numbers.
All or a portion of the amount credited to a Variable Investment Option may be transferred. Transfers out of the Fixed Rate Option are subject to strict limits as described below. Transfers out of the Indexed Account and into the Variable Investment Options are not allowed except for at time of Segment Maturity, when a maximum of 25% of the Segment Maturity value may be transferred to up to four Variable Investment Options. Transfers from the Fixed Holding Account, if permitted, may only be made to the Fixed Rate Option. Transfers will not be made until 10 days after receipt of the Contract.
Only one transfer from the Fixed Rate Option will be permitted during each Contract Year. The maximum amount, which may be transferred out of the Fixed Rate Option each year, is the greatest of: (a) 25% of the amount in the Fixed Rate Option; (b) $5,000; and (c) the amount transferred from the Fixed Rate Option to the Variable Investment Options in the prior Contract Year (if applicable). These limits are subject to change in the future. We may waive these restrictions for limited periods of time in a non-discriminatory way. Indexed Account Designated Transfers are exempt from these Fixed Rate Option transfer restrictions.
When a claim is submitted under the Chronic Illness Option of the BenefitAccess Rider, the Contract Owner must authorize a transfer of all Contract value from the Variable Investment Options to the Fixed Rate Option or Indexed Account. Funds must remain in the Fixed Rate Option, the Fixed Holding Account, or the Indexed Account while the claim is reviewed and while Benefit Payments are being received. Premium payments, loan repayments, and maturing Indexed Account Segments must also be allocated to the Fixed Rate Option or the Indexed Account while a claim is reviewed and while Benefit Payments are being received. Fund transfers into the Variable Investment Options, dollar cost averaging, and automatic rebalancing will not be allowed while a claim is reviewed and while Benefit Payments are being received.
When the Overloan Protection Rider is exercised, funds must be transferred out of the Variable Investment Options and into the Fixed Rate Option where they must remain. Any loan repayments must also be allocated to the Fixed Rate Option. Fund transfers, dollar cost averaging, and automatic rebalancing will not be allowed.

III.    Redemption Procedures: Surrender and Related Transactions
A.    Surrender for Cash Surrender Value
The Contract Owner may surrender the Contract at any time for its Cash Surrender Value (referred to as net cash value in the Contract) while the insured is living. To surrender a Contract, Pruco Life of New Jersey may require the Contract Owner to deliver or mail the following items in Good Order to a Service Office: the Contract, a signed request for surrender, and any tax withholding information required under federal or state law. Generally, Pruco Life of New Jersey will pay the Contract’s Cash Surrender Value within seven days after all the documents required for such payment are received in Good Order at a Service Office. Surrender of a Contract may have tax consequences.
Pruco Life of New Jersey reserves the right to postpone paying that part of the cash surrender value that is to come from any variable investment option (provided by a separate account registered under the Investment Company Act of 1940) if: (1) the New York Stock Exchange is closed, or (2) the SEC requires that trading be restricted or declares an emergency. The payment of any Cash Surrender Value attributable to the Fixed Rate Option, Fixed Holding Account, and/or the Indexed Account may be delayed for up to up to six months. If we do so for more than 10 days, Pruco Life of New Jersey will pay interest at the rate no less than 0.5% a year.
The Cash Surrender Value will be determined as of the end of the valuation period in which a surrender request is received in Good Order at a Service Office. The Contract’s Cash Surrender Value on any date will be the Contract Fund less any applicable surrender charges (described in the prospectus) and less any Contract Debt. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the Variable Investment Option(s); (2) interest credited on any amounts allocated to the Fixed Rate Option, Fixed Holding Account, or Indexed Account; (3) Index Interest Credit on any maturing Index Account Segment; (4) interest credited on any loan; and (5) the daily asset charge for mortality and expense risks assessed against the Variable Investment Options.
In lieu of the payment of the Cash Surrender Value in a single sum upon surrender of a Contract, an election may be made by the Contract Owner to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.
B.    Withdrawals from the Contract Fund
The Contract Owner may withdraw a portion of the Contract’s cash surrender value without surrendering the Contract subject to the following restrictions: (1) Pruco Life of New Jersey must receive a request for the withdrawal in a form that meets our needs; (2) the Cash Surrender Value after withdrawal may not be less than or equal to zero after deducting (a) any charges associated with the withdrawal and (b) an amount Pruco Life of New Jersey estimates will be sufficient to cover the Contract Fund deductions for two monthly dates following the date of withdrawal; (3) the Contract Owner does not withdraw less than the minimum amount shown under Contract Limitations in the Contract data pages; (4) the Basic Insurance Amount after withdrawals must be at least equal to the minimum Basic Insurance Amount shown under Contract Limitations; and (5) the Contract must not be in force under the provisions of the Overloan Protection Rider.
There may be a transaction fee for each withdrawal of $25. Currently no fee is charged for a withdrawal. A withdrawal may not be repaid except as a premium subject to the applicable charges.
Whenever a withdrawal is made, the Death Benefit payable will immediately be reduced by at least the amount of the withdrawal. This will not change the Basic Insurance Amount (minimum face amount specified in the Contract) under a Type B (variable) Contract or Type C (return of premium) Contract. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the Basic Insurance Amount. If a decrease in Basic Insurance Amount reduces coverage to below its surrender charge threshold, a surrender charge may be deducted. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a Basic Insurance Amount less than the minimum Basic Insurance Amount.
The Contract Fund is reduced by the sum of the cash withdrawn, any surrender charge resulting from the withdrawal, and any fee for the withdrawal. An amount equal to the reduction in the Contract Fund will be withdrawn from the investment options. The investment options will be debited in the amount of the gross withdrawal on the date the withdrawal is approved. When a withdrawal is requested, an amount equal to the gross withdrawal is transferred out of the Variable Investment Options and/or the Fixed Rate Option, as applicable. Unless you direct us to take the withdrawal amount from specific investment options, and we agree, the reduction will be made proportionally based on the value held in each of the Variable Investment Options and the Fixed Rate Option. If the amounts in the Variable Investment Options and the Fixed Rate Option are insufficient to cover the gross withdrawal amount, the Variable Investment Options and the Fixed Rate Option will be reduced to zero and the remaining amount will be deducted first from the Fixed Holding Account and then (if necessary) the Indexed Account. Withdrawals deducted from the Indexed Account will be taken from the most recently created Segment first and continue in a last in - first out (“LIFO”) manner, as needed. (The Indexed Account (and Fixed Holding Account) is not available to Contracts applied for on or after February 14, 2022.)
Generally, we will pay any withdrawal amount within seven days after all the documents required for such payment, are received in Good Order at a Service Office.
Withdrawals are not allowed for Contracts that are in force under the provisions of the Overloan Protection Rider or are receiving Benefit Payments under the Chronic Illness Option of the BenefitAccess Rider.

C. Death Claims
Pruco Life of New Jersey will pay a Death Benefit to the beneficiary at the insured’s death if the Contract is in-force at the time of that death. The proceeds will be paid within seven days after receipt at Pruco Life of New Jersey’s Service Office of proof of death of the insured and all other requirements necessary to make payment. State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the Death Benefit may be made.
Pruco Life of New Jersey reserves the right to postpone payment of that part of the proceeds that is to come from any Variable Investment Option (provided by a separate account registered under the Investment Company Act of 1940) if: (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency.
In addition, payment of the Death Benefit is subject to the provisions of the Contract regarding suicide and incontestability. In the event Pruco Life of New Jersey should contest the validity of a death claim, an amount up to the portion of the Contract Fund in the Variable Investment Options will be withdrawn, if appropriate, and held in Pruco Life of New Jersey’s general account.
If the Contract is not in default, the amount Pruco Life of New Jersey will pay will be the Death Benefit determined as of the date of the insured’s death reduced by any Contract Debt.
If the Contract is in default and the insured’s death occurs during its days of grace, Pruco Life of New Jersey will pay the Death Benefit reduced by any Contract Debt and the amount needed to pay charges through the date of death.
No Death Benefit is payable if the insured’s death occurs past the grace period.
On any date, the Death Benefit under a Type A (fixed) Contract is equal to the greater of: (1) the Basic Insurance Amount, and (2) the Contract Fund before deduction of any monthly charges due on that date, multiplied by the Attained Age factor. These factors vary by the insured’s Attained Age and are shown in the Contract.
On any date, the Death Benefit under a Type B (variable) Contract is equal to the greater of: (1) the Basic Insurance Amount plus the Contract Fund before deduction of any monthly charges due on that date, and (2) the Contract Fund before deduction of any monthly charges due on that date, multiplied by the attained age factor. These factors vary by the insured’s Attained Age and are shown in the Contract. For the purposes of this calculation, the Contract Fund will be considered to be zero if it is less than zero.
On any date, the Death Benefit under a Type C (return of premium) Contract is equal to the greater of (1) and (2) where: (1) is the Basic Insurance Amount plus the lesser of (a) the total premiums paid minus total withdrawals from this Contract, and (b) the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor, both found in the contract limitations section of the Contract data pages; and (2) is the Contract Fund before deduction of any monthly charges due on that date, multiplied by the Attained Age factor that applies. For the purpose of determining the Type C Death Benefit, the total premiums paid will not include any charge to reinstate this Contract.
There may be an additional benefit payable from an endorsement or rider added to the Contract.
The proceeds payable on death also will generally include interest (at a rate determined by Pruco Life of New Jersey) from the date of death until the date of payment. However, state insurance laws may impose additional or different requirements.
Pruco Life of New Jersey will make payment of the Death Benefit out of its general account, and will transfer assets, if appropriate, from the Account to the general account in an amount up to the Contract Fund.
In lieu of payment of the Death Benefit in a single lump sum check, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract or, with the approval of Pruco Life of New Jersey, a combination of options. The election of any available settlement option may be made by the Contract Owner during the insured's lifetime, or, at death, by the beneficiary. The Death Benefit option in effect at death may not be changed to another form of Death Benefit after death. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.
D. Default and Options on Lapse
The Contract can go into default if either (1) the Contract debt ever grows to be equal to or more than the cash value, or (2) on any Monthly date, the cash value is equal to or less than zero, unless it remains in-force under the No-Lapse Guarantee. The No-Lapse Guarantee will hold if the Contract has no Contract debt and if premiums accumulated at 4% less withdrawals accumulated at 4% are greater than or equal to No-Lapse Guarantee Values shown in the Contract.
Monthly Dates occur on the Contract Date and in each later month on the same day of the month as the Contract Date.
The Contract provides for a grace period extending 61 days after the mailing date of the notice of default. The insurance coverage continues in-force during the grace period, but if the insured dies during the grace period, any charges due up to the date of death are deducted from the amount payable to the beneficiary.
During any period in which a Contract is in default, the Contract Owner may not change the way in which subsequent premiums are allocated or increase the amount of insurance by increasing the Basic Insurance Amount of the Contract (if applicable).
E. Loans
The Contract Owner may take out a loan at any time loan value is available providing: (1) the Contract is assigned to Pruco Life of New Jersey as the only security for the loan; (2) the insured is living; (3) the Contract is not in default; and (4) the resulting Contract Debt is not more than the loan value (99% of the portion of the cash value attributable to the Variable Investment Options and 100% of the balance of the cash value). A Contract Owner may borrow up to the Contract's full loan value. The loan provision is described in the Contract and in the prospectus.

The investment options will be debited in the amount of the loan on the date the loan is approved. When a loan is requested, an amount equal to the loan proceeds is transferred out of the Variable Investment Options and/or the Fixed Rate Option, as applicable. Unless you direct us to take the loan amount from specific investment options, and we agree, the reduction will be made proportionally based on the loanable value held in each of the Variable Investment Options and the Fixed Rate Option. If the amounts in the Variable Investment Options and the Fixed Rate Option are insufficient to cover the requested loan amount, the Variable Investment Options and the Fixed Rate Option will be reduced by the maximum available loanable amount and the remaining amount will be deducted first from the Fixed Holding Account and then (if necessary) the Indexed Account. Loans deducted from the Indexed Account will be taken from the most recently created Segment first and continue in a last in - first out (“LIFO”) manner, as needed.
A loan that causes any reduction in the value of an Indexed Account Segment may trigger a restriction period in which further investment into the Indexed Account may be prohibited for a period of one year. (The Indexed Account Rider (and Fixed Holding Account) is not available to Contracts applied for on or after February 14, 2022.)
A loan does not affect charges. When a loan is made, the Contract Fund is not reduced, but the value of the assets relating to the Contract held in the investment option(s) is reduced. Accordingly, the daily changes in the cash surrender value will be different from what they would have been had no loan been taken. Cash Surrender Values, and possibly Death Benefits, are thus permanently affected by any Contract Debt, whether or not repaid.
On settlement, the amount of any Contract Debt is subtracted from the insurance proceeds. A loan will not cause the Contract to lapse as long as Contract Debt does not equal or exceed the Contract Fund, less any applicable surrender charges. If Contract Debt ever becomes equal to or more than the cash value, all the Contract’s benefits will end 61 days after notice is mailed to the Contract Owner and any known assignee (when required by law), unless payment of an amount sufficient to end the default is made within that period.
However, the Contract may also remain in force by exercising the optional Overloan Protection Rider that prevents lapse due to excessive Contract Debt beyond the later of the insured’s Attained Age 75 and the 15th Contract Anniversary.
Loan repayments are required and deducted from the Benefit Payment when exercising either option of the BenefitAccess Rider.